Exhibit 99.1

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

	June 30, 2021	December 31, 2020

ASSETS
Current assets:
Cash and cash equivalents	$7,092,115	$93,711
Prepaid expenses and other current assets (Note 4)	1,149,247	103,000
Total current assets	8,241,362	196,711

Deferred offering costs	-	946,912
Property and equipment (Note 5)	27,733	-
Other receivables, net – related party (Note 6)	-	67,954
Total assets	$8,269,095	$1,211,577

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable, including related party of $14,547 and $454,315, as of June 30, 2021 and December 31, 2020, respectively	$527,203	$4,006,473
Interest payable	-	316,174
Convertible promissory notes – related parties (Note 7)	-	591,693
Current portion of credit facilities, subordinated – related parties (Note 8)	-	150,000
Current portion of convertible loan, including related party of $0 and $113,130 as of June 30, 2021 and December 31, 2020, respectively, net of discount of $0 and $37,362 as of June 30, 2021 and December 31, 2020, respectively (Note 9)	-	463,980
Bridge loan (Note 10)	-	565,650
Accrued salaries	-	459,195
Other accrued liabilities, including related party of $63,859 and $40,842 as of June 30, 2021 and December 31, 2020, respectively (Note 11)	665,648	650,753
Total current liabilities	1,192,851	7,203,918

Convertible loans, net of discount of $0 and $4,248 as of June 30, 2021 and December 31, 2020, respectively (Note 9)	-	32,463
Swiss government loan (Note 12)	-	281,015
Deferred revenues (Note 13)	2,499,969	2,499,969
Accrued pension liability	327,320	178,269
Total liabilities	4,020,140	10,195,634

Commitments and contingencies (Note 14)

Shareholders’ equity (deficit)
Common shares, CHF 0.02 ($0.02) par value; 17,945,915 authorized; 12,068,325 and 6,960,000 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	259,729	145,139
Additional paid-in capital	38,532,118	20,649,882
Accumulated deficit	(34,363,039)	(29,759,697)
Accumulated other comprehensive loss	(179,853)	(19,381)
Total shareholders’ equity (deficit)	4,248,955	(8,984,057)
Total liabilities and shareholders’ equity (deficit)	$8,269,095	$1,211,577

The accompanying notes are an integral part of these Unaudited Interim Condensed Financial Statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATING AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2021	2020 (as restated)

Operating expenses:
Research and development [1]	$1,862,735	$41,421
General and administrative [1]	2,680,018	1,040,273
Total operating expenses	4,542,753	1,081,694

Operating loss	(4,542,753)	(1,081,694)

Other income (expense), net	7,544	(62,193)
Interest expense	(48,099)	(37,094)
Interest on related party loans	(20,034)	(51,235)

Net loss	(4,603,342)	(1,232,216)

Other comprehensive loss:
Defined pension plan adjustments	(160,472)	-

Comprehensive loss	$(4,763,814)	$(1,232,216)

Basic and diluted net loss per common share	$(0.42)	$(0.18)

Weighted average common shares used for computing basic and diluted net loss per common share	11,069,254	6,960,000

1	Comparative figures for the six months ended June 30, 2020 were restated to correct the classification of intellectual property expenses from research and development expenses to general and administrative expenses. For further information, see Note 3 “Restatement of Previously Issued Financial Statements” to the financial statements.

The accompanying notes are an integral part of these Unaudited Interim Condensed Financial Statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	Common Shares		Additional Paid in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Deficit	Loss	Total
BALANCE, JANUARY 1, 2021	6,960,000	$145,139	$20,649,882	$(29,759,697)	$(19,381)	$(8,984,057)
Issuance of common shares in initial public offering, net	4,819,277	108,347	9,946,310	-	-	10,054,657
Issuance of warrants	-	-	6,742,638	-	-	6,742,638
Issuance of common shares to consultant	12,048	268	49,732	-	-	50,000
Warrant exercises	277,000	5,975	1,143,556	-	-	1,149,531
Defined pension plan adjustments					(160,472)	(160,472)
Net loss	-	-	-	(4,603,342)	-	(4,603,342)
BALANCE, JUNE 30, 2021	12,068,325	$259,729	$38,532,118	$(34,363,039)	$(179,853)	$4,248,955

	Common Shares		Additional Paid in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Deficit	Loss	Total
BALANCE, JANUARY 1, 2020	6,960,000	$145,139	$20,600,871	$(26,898,262)	$(18,698)	$(6,170,950)
Debt discount on convertible loans	-	-	39,496	-	-	39,496
Debt discount on related party loans	-	-	30,030	-	-	30,030
Net loss	-	-	-	(1,232,216)	-	(1,232,216)
BALANCE, JUNE 30, 2020	6,960,000	$145,139	$20,670,397	$(28,130,478)	$(18,698)	$(7,333,640)

The accompanying notes are an integral part of these Unaudited Interim Condensed Financial Statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2021	2020
Operating Activities:
Net loss	$(4,603,342)	$(1,232,216)
Adjustments to reconcile net loss to net cash used in in operating activities:
Amortization of debt discount	41,611	36,664
Depreciation expense	5,022	-
Provision for doubtful accounts	77,714	-
Periodic pension costs	13,352	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,046,247)	85,605
Other receivables, net – related parties	(9,760)	(1,719)
Accounts payable	(3,479,270)	246,734
Interest payable	(313,342)	51,789
Other accrued liabilities	(419,073)	280,219
Net cash used in operating activities	(9,733,335)	(532,924)

Investing Activities:
Purchases of property and equipment	(32,755)	-
Net cash used in investing activities	(32,755)	-

Financing Activities:
Proceeds from the issuance of common shares in initial public offering, net	11,001,569	-
Proceeds from the issuance of warrants	6,742,638	-
Exercise of warrants	1,149,531	-
Proceeds from bridge loan	108,610	-
Payment on Swiss government loan	(277,537)	-
Payment on second credit facility	(150,000)	-
Payment on convertible loans	(420,020)	-
Payment on convertible loans – related party	(111,730)	-
Payment on bridge loan	(670,380)	-
Payment of shareholder loans	(583,443)	-
Proceeds from convertible loans	-	174,215
Proceeds from convertible loan – related party	-	105,530
Proceeds from Swiss government loan	-	262,137
Deferred offering costs	-	(102,319)
Net cash provided by financing activities	16,789,238	439,563

Effect of exchange rate on cash and cash equivalents	(24,744)	18,498
Change in cash and cash equivalents	6,998,404	(74,863)
Cash and cash equivalents at the beginning of period	93,711	220,267
Cash and cash equivalents at the end of period	$7,092,115	$145,404

Supplemental disclosure of non-cash and financing activities:
Deferred financing costs transferred to additional paid in capital	$946,912	$-
Issuance of common shares to consultant for payment of expenses	$50,000	$-
Debt discount on convertible loans	$-	$39,496
Debt discount on convertible loan – related party	$-	$30,030

The accompanying notes are an integral part of these Unaudited Interim Condensed Financial Statements.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 1

Background:

NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (the “Company”) is an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex central nervous system disorders, including narcolepsy, idiopathic hypersomnia and other rare sleep disorders, and of neurodevelopmental disorders, such as Attention Deficit Hyperactivity (“ADHD”). The Company’s lead product candidates are Quilience, to treat narcolepsy (type 1 and type 2), and Nolazol, to treat ADHD.

On March 12, 2019, the Company merged NLS-0 Pharma Ltd. and NLS Pharma Ltd. into NLS-1 Pharma Ltd. (the “Merger”), the predecessor of the Company, retroactively and effective on January 1, 2019 and renamed the Company NLS Pharmaceutics Ltd. Due to the high degree of common ownership among the three companies and because individual investors’ ownership is in substance the same after the transaction, this Merger was deemed to be a non-substantive merger, with no step up in basis of the assets and liabilities in the Merger. The financial statements presented were prepared as if the Merger occurred on January 1, 2019. All intercompany transactions and balances were eliminated in the Merger.

On February 2, 2021, the Company completed the closing of its initial public offering of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one warrant to purchase one common share (the “Warrants”). The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. The Company received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or Warrants to purchase 722,891 common shares at the public offering price of $0.01 per Warrant, of which the underwriters exercised their option to purchase Warrants to purchase up to 722,891 common shares. These Warrants were issued in the Company’s initial public offering and therefore have the same exercise price of $4.15 per share.

Going Concern

As of June 30, 2021, the Company had an accumulated deficit of approximately $34.4 million and the Company incurred an operating loss for the six months ended June 30, 2021 of approximately $4.6 million. To date, the Company has dedicated most of its financial resources to research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses.

As of June 30, 2021, the Company’s cash and cash equivalents were $7.1 million. The Company expects that its existing cash and cash equivalents will be sufficient to fund operations into the second quarter of 2022. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of these financial statements. Additionally, the Company’s operating plans may change as a result of many factors that may currently be unknown to the Company including:

●	the length of the novel strain of coronavirus (“COVID-19”) pandemic and its impact on the Company’s planned clinical trials, operations and financial condition;

●	the progress and costs of the Company’s pre-clinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of the Company’s clinical trials and other research and development programs;

●	any cost that the Company may incur under in- and out-licensing arrangements relating to its product candidate that it may enter into in the future;

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

●	the costs and timing of obtaining regulatory approval for the Company’s product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of, and timing for, strengthening the Company’s manufacturing agreements for production of sufficient clinical and commercial quantities of its product candidates;

●	the potential costs of contracting with third parties to provide marketing and distribution services for the Company or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional therapeutic applications of the Company’s product candidates and the magnitude of the Company’s general and administrative expenses.

As a result, the Company may require additional capital to finance expenditures related to the manufacture of the Company’s product candidates for use in clinical trials, conducting clinical trials and general and administration expenses.

The Company has historically financed its activities primarily with cash from an initial public offering, private placement of equity and debt securities and borrowings under credit facilities, shareholder loans, Swiss Government COVID-19 loan and an upfront payment from a collaboration partner. The Company intends to raise additional capital through public offerings of debt and equity securities, private placements of debt and equity securities or through loans from third parties, but there can be no assurance that these funds will be available, or if they are available, that their availability will be on terms acceptable to the Company or in an amount sufficient to enable the Company to fully complete its development activities or sustain operations. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to further extend payables and indebtedness, reduce overhead, or scale back its current business plan until sufficient additional capital is raised to support further operations or force the Company to grant rights to develop and commercialize product candidates that it would otherwise prefer to develop and commercialize on its own. There can be no assurance that such a plan will be successful.

Accordingly, the accompanying unaudited interim condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern for a period within one year from the issuance of these unaudited interim condensed financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in these unaudited interim condensed financial statements do not necessarily purport to represent realizable or settlement values. These unaudited interim condensed financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 1A

Stock Split

On September 14, 2020, the Company filed an amendment to its Articles of Incorporation and effected a 5,000-for-1 stock split of its issued and outstanding common shares, CHF 0.02 ($0.02) par value, whereby 1,392 outstanding Company’s common shares were exchanged for 6,960,000 of the Company’s common shares. All per share amounts and number of shares in these unaudited condensed financial statements and related notes have been retroactively restated to reflect the stock split.

Note 2

Summary of Significant Accounting Policies:

Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with U.S. GAAP for interim financial information and accordingly do not include all information and disclosures as required by U.S. GAAP for complete financial statements. The year-end unaudited interim condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. These unaudited interim condensed financial statements should be read in conjunction with the audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and any public announcements made by the Company during the interim reporting period.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

In the opinion of management, these unaudited interim condensed financial statements reflect all adjustments necessary, which are of a normal recurring nature, to fairly state the balance sheets, statements of operating and comprehensive loss, changes in equity and cash flows for the interim reporting periods presented.

Use of Estimates

The preparation of the unaudited interim condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the interim reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these financial statements, the more significant estimates include (1) pension and other post-employment benefits, including certain asset values that are based on significant unobservable inputs; (2) the inputs used in determining the fair value of equity per share; (3) the beneficial conversion feature on the convertible loans and (4) valuation allowance related to the Company’s deferred tax assets.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation and any accumulated impairment losses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives of property and equipment are five years for furniture and fixtures and three years for software.

Upon retirement or sale, the cost of disposed assets and their related accumulated depreciation are removed from the balance sheet. Any resulting net gains or losses on dispositions of property and equipment are included as a component of operating expenses within the Company’s statements of operating and comprehensive loss. Repair and maintenance costs that do not significantly add value to the property and equipment, or prolong its life, are charged to operating expense as incurred.

Deferred Offering Costs

Specific incremental legal, accounting and other fees and costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of such an offering. In the event the Company’s planned initial public offering did not occur or was significantly delayed, all of the costs would have been expensed. As of December 31, 2020, there were $946,912 of initial public offering costs, primarily consisting of legal, accounting and printing fees, that were capitalized and included in other non-current assets on the balance sheet. The costs deferred exclude any management and general and administrative expenses and only include costs that were related to the initial public offering. The deferred offering costs were charged against the gross proceeds of the initial public offering during the six months ended June 30, 2021.

Earnings per Share

Basic loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of warrants, convertible promissory notes and convertible loans with their potential dilutive effect considered using the “if-converted” method. For the six months ended June 30, 2021, 5,409,746 common shares from warrants were excluded from the computation. For the year ended December 31, 2020, 50,205 shares related to convertible loans were excluded from the computation.

Segment Reporting

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held outside the United States of America.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 3

Restatement of Previously Issued Financial Statements

During the audit of the Company’s financial statements for the year ended December 31, 2020, the Company identified an error in the presentation of the intellectual property expenses, including in the six months ended June 30, 2020. The intellectual property expenses should have been classified as general and administrative expenses instead of research and development expenses.

This resulted in a restatement to correct previously reported amounts in the financial statements of the Company for the six months ended June 30, 2020. This reclassification of expenses had no impact on total operating expenses, net loss, loss per share or the balance sheet.

The following table presents the impact of the restatement in the financial statements for the six months ended June 30, 2020:

	For the Six Months Ended June 30, 2020
	As Previously Reported	Adjustments	As Restated

Research and development expenses	$160,751	$(119,330)	$41,421
General and administrative expenses	920,943	119,330	1,040,273
Total operating expenses	$1,081,694	$-	$1,081,694

Note 4

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020

Vendor prepayments	$29,909	$27,380
VAT recoverable and other current assets	43,079	61,207
Prepaid insurance	1,072,501	-
Prepaid expenses	3,758	14,413

Total prepaid expenses and other current assets	$1,149,247	$103,000

The Company’s prepaid expenses and other current assets as of June 30, 2021 and December 31, 2020, consisted mainly of some vendor prepayments and value added tax (“VAT”) recoverable, that were returned to the Company during the following fiscal periods.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 5

Property and Equipment, net:

The following table shows the property and equipment acquired during the six months ended June 30, 2021 and the year ended December 31, 2020:

	June 30, 2021	December 31, 2020
	(unaudited)
Cost
Furniture and fixtures	$6,536	$-
Software	26,219	-
Total cost	32,755	-
Accumulated depreciation	(5,022)	-

Total property and equipment, net	$27,733	$-

Deprecation and related amortization expense was $5,022 for the six months ended June 30, 2021.

Note 6

Other Receivables, net – Related Party

The Company’s majority shareholders are also majority shareholders in Pegasus Advanced Research SAS, formerly NeuroLifeScienses SAS (“Pegasus”), and as such Pegasus is considered to be a related party to the Company. In December 2015, Pegasus assigned its exclusive global license to certain compounds involving mazindol to the Company (the “License Agreement”). The License Agreement includes a royalty payment of 1.8% of the annual net sales (including sales made by sub-licensees) of the licensed compounds covered thereunder; provided, however, that such royalty payment could be further reduced to 0.9% in the event that the U.S. Patent and Trademark Officer were to issue a revised notice of allowance or expand the patent rights of certain licensed compounds or be completely cancelled in the event that a competing generic product were to reach the market during the term of the patents covering such licensed compounds.

Since assigning the License Agreement to the Company, the Company and Pegasus have paid for some operating expenses for each other. The transactions between the companies are minimal and are not considered to be a funding source for either entity. The Company offsets the related receivables and payable to/from Pegasus for a combined net other long-term receivable. As of June 30, 2021, the Company evaluated the financial stability of Pegasus and the likelihood of the Company’s recovering the receivable in the near future and determined that a 100% provision for doubtful accounts was required for the balance due of $77,714. This provision was recorded to general and administrative expenses in the statement of operations and comprehensive loss during the six months ended June 30, 3021. The net receivable was $67,954 for the year ended December 31, 2020.

Note 7

Convertible Promissory Notes – Related Parties:

The following summarizes the Company’s convertible promissory notes with related parties as of December 31, 2020.

December 31, 2020

Convertible promissory notes	$591,693

In January 2019, the Company entered into an agreement with Magnetic Rock Investment AG (“MRI”), which is owned by certain shareholders of the Company, to loan the Company CHF 550,000 ($557,920). The loan proceeds were received in advance of the agreement, in two payments, in each of August and December 2018 in the amount of CHF 500,000 ($507,200) and CHF 50,000 ($50,720), respectively. Management determined that no separate accounting or bifurcation was required for this conversion feature as it doesn’t meet the definition of a debenture because the net settlement criterion is not met. The note accrued interest at 10% per year and had a conversion feature such that upon a capital closing (as defined), MRI had the right to require conversion of its note to equity at the same rates as the capital closing. This note had an original maturity date of April 30, 2019 at which time if it wasn’t already converted, a new maturity date would be set at the discretion of MRI. The parties had amended the agreement to extend the maturity date to March 31, 2021. The Company had accrued interest payable of $42,929 for the note as of December 31, 2020.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

In March 2019, MRI and the Company agreed to convert an aggregate amount of CHF 526,980 ($526,769) of its loan into 40,000 of the Company’s common shares at a conversion price of approximately $13 per share. The common shares had a fair value of approximately CHF 14 ($14) per share and an aggregate fair value of $550,829, resulting in a $24,060 loss on conversion of the loan. Pursuant to an amendment to this loan, the maturity of the then remaining loan of CHF 23,020 ($24,293) was extended to March 31, 2021. The Company determined that the extension of the loan which was past due or near maturity was in substance no different than issuing new financial instruments and accordingly, the Company did not recognize a gain or loss in connection with the extension.

In January 2019, the Company entered into four additional convertible promissory notes, on the same terms, with certain Company shareholders. The promissory notes were for CHF 125,000 ($128,200) each, accrued interest at 10% per year and had original maturity dates of the earlier of April 30, 2019 or when any investment into the Company of CHF 500,000 ($527,650) or greater occurs. The maturity of these notes was extended to March 31, 2021. The Company had accrued interest payable of $119,045 for the notes as of December 31, 2020.

In February 2021, all of the convertible promissory notes, including accrued interest, were repaid in full.

Note 8

Credit Facilities, Subordinated – Related Parties:

The following summarizes the Company’s credit facilities with related parties as of December 31, 2020.

December 31, 2020

Second Credit Facility	$150,000
150,000
Less: current portion	(150,000)
Credit facilities, long-term	$-

In August 2015, the Company entered into a second credit facility agreement (the “Second Credit Facility”) with shareholders (the “Lenders”). The maximum borrowings under the Second Credit Facility were $500,000. The Second Credit Facility had a maturity date of December 31, 2018 and accrued interest at 0%. As the Second Credit Facility did not accrue interest, management, upon issuance of the debt, recorded total debt discount and a corresponding increase in additional paid in capital based on an imputed interest at a rate of 12%. The debt discount was amortized to interest expense using the effective interest rate method over the debt term.

In June 2018, the Company and the Lenders entered into a subordination agreement regarding the Second Credit Facility. The subordination agreement deferred payments on the Second Credit Facility during the term of the agreement. The agreement was to expire if (i) the Lenders irrevocably waive the subordinated claims; or (ii) if the claims are converted to share capital or participation capital of the Company.

The remaining balance of the Second Credit Facility of $150,000 was amended, by the parties, covering such credit facility to extend the maturity date to March 31, 2021. Additionally, the accrued interest of $85,737 on an old expired credit facility remained unpaid and the parties amended that credit facility to extend the maturity date to March 31, 2021. The Company determined that the extension of these credit facilities which were past due or near maturity was in substance no different than issuing new financial instruments and accordingly, the Company did not recognize a gain or loss in connection with the extension.

In February 2021, the remaining balance on the Second Credit Facility and the accrued interest on an expired credit facility were paid in full.

Note 9

Convertible Loans:

The following summarizes the Company’s convertible loans as of December 31, 2020.

December 31, 2020

Convertible loans, net of discount of $0 and $41,611	$383,313
Convertible loans – related party	113,130
496,443
Less: current portion	(463,980)

Convertible loans, long term	$32,463

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

In December 2019, the Company entered into two loans for a total of CHF210,000 ($216,846) (the “Convertible Loans”). In February, March and June 2020, the Company entered into five additional convertible loans, on terms similar to those in December 2019, including one with a related party, for a total of CHF 265,086 ($300,480). The Convertible Loans accrued interest at 10% and had a conversion feature such that the lender could choose to convert the loan to equity at any time up to the maturity date of August 31, 2021. The conversion rate of CHF 9 ($10) per common share was at a discount to the CHF 12 ($13) per common share fair value of the Company. The beneficial conversion feature valued at CHF 63,537 ($65,608) for the December 2019 convertible loans and CHF 37,779 ($49,011) for the 2020 convertible loans was recorded as a discount to the Convertible Loans. On the date of issuance, the beneficial conversion feature value was calculated as the difference between the conversion price and the fair value per share, multiplied by the number of common shares into which the Convertible Loans are convertible. The embedded conversion feature was not bifurcated as it did not meet all of the elements of a derivative. For the six months ended June 30, 2021, amortization of $41,611 was included in interest expense. The Company had accrued interest payable of $48,634 for the Convertible Loans as of December 31, 2020.

In February 2021, all of the Convertible Loans, including accrued interest, were repaid in full.

Note 10

Bridge Loan:

In August 2020, the Company received the first tranche of CHF 300,000 ($309,780) pursuant to a bridge loan (the “Bridge Loan”). Pursuant to the Bridge Loan, the Company could borrow up to an aggregate of CHF 500,000 ($516,300), or an additional CHF 200,000 ($206,520), upon successful filing of its registration statement on Form F-1, which occurred in August 2020. The total Bridge Loan of CHF 500,000 ($527,650) carried an interest rate of 10% annually and was initially due September 30, 2020 which was amended to December 31, 2020. In January 2021, the Bridge Loan was amended two additional times. The first of the two amendments extended the maturity date to March 31, 2021, and the second amendment increased the total amount of the Bridge Loan to CHF 600,000 ($633,180).

In February 2021, the Bridge Loan, including accrued interest, was repaid in full.

Note 11

Other Accrued Liabilities:

Other accrued liabilities consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
	(unaudited)

Professional consultants’ expenses	$327,114	$402,691
Vendor liabilities	177,230	177,230
Payroll related liabilities	70,242	13,990
Related party expenses	63,859	56,842
Accrued board fees	56,795	-

Total other accrued liabilities	$695,240	$650,753

Note 12

Swiss Government Loan:

In April 2020, in response to the COVID 19 pandemic, the Swiss Federal Council issued the COVID-19 Ordinance on Joint and Several Guarantees, according to which companies domiciled in Switzerland that are economically affected by the COVID-19 pandemic could apply for financial support in the form of emergency bank loans of up to 10% of their 2019 revenues or a maximum of CHF 20 million (the “COVID-19 Loan”). This COVID-19 Loan was secured by the Swiss Confederation. The lending banks received collateral in the form of joint and several guarantees. The Company received a COVID-19 Loan from its bank for CHF 248,400 ($281,015), which carried a 0% interest rate and was due in 60 months. The loan could be drawn down over several installments and the Company had drawn down the entire amount. Pursuant to the terms of the COVID-19 Loan, the Company could not pay any dividends until it repays such loan in full.

In February 2021, the COVID-19 loan was repaid in full.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 13

Deferred Revenues:

In February 2019, the Company entered into a license agreement (the “EF License Agreement”), to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma, a Brazilian pharmaceutical company. The EF License Agreement covers the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specifies the Company’s obligation to advance ongoing development activities with respect to Nolazol in the United States. A joint steering committee will oversee the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. The Company believes its participation in the joint steering committee is not of material significance to the licenses in the context of the EF License Agreement on the whole and, as such, management has excluded these activities in the determination of its performance obligation(s) under the EF License Agreement.

The EF License Agreement provides that the parties shall enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

Under the EF License Agreement, the Company received a non-refundable, upfront payment of $2,500,000 and is further eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, the Company is also eligible for tiered royalty payments.

The Company identified the licenses granted to Eurofarma and its obligation to advance development activities with respect to Nolazol in the United States as the material promises under the EF License Agreement. For purposes of identifying the Company’s performance obligations under the EF License Agreement, management believes that while the exclusive licenses were granted to Eurofarma at the outset of the EF License Agreement, the grant of those licenses does not singularly result in the transfer of the Company’s broader obligation to Eurofarma under the EF License Agreement.

The Company is obligated under the EF License Agreement to advance its development activities in the United States and those activities precede Eurofarma’s necessary regulatory approvals for commercialization of Nolazol, in Latin American countries. The Company intends to apply its proprietary know-how to the ongoing development activities in the United States involving its intellectual property relating to Nolazol. These development activities are specific to the Company and the Company believes they are not capable of being distinct in the context of the EF License Agreement on the whole.

The licenses provided to Eurofarma are not transferable and without the right to sublicense therefore Eurofarma is not presently able to monetize its investment in Nolazol as clinical development in the United States or any Latin American countries has yet to be completed and Eurofarma has yet to seek or obtain regulatory approval in any Latin American country. The licenses to Eurofarma represent rights to use the Company’s intellectual property with respect to Nolazol for which revenue is recognized at a point in time which is when Eurofarma is able to use and benefit from the licenses. The licenses are considered of limited value without the Company’s development activities with respect to Nolazol in the United States. As such, the licenses are not capable of being distinct until after successful clinical development and regulatory approval and alone do not have standalone functionality to Eurofarma. Management has determined that the licenses, while capable of being distinct, are not distinct as they do not have stand-alone value to Eurofarma without the Company’s planned development activities in the United States and the approval for sale in Latin America.

Bundled together with the Company’s development activities of Nolazol in the United States, the licenses granted under the EF License Agreement will enable Eurofarma to seek regulatory approvals and ultimately seek to commercialize Nolazol in Latin America. Therefore, management believes the licenses bundled together with the Company’s development activities in the United States constitute a single distinct performance obligation under the EF License Agreement for accounting purposes, or (the “License Performance Obligation”).

The Company has initially estimated a total transaction price of $2,500,000, consisting of the fixed upfront payment determined to be an advance on the License Performance Obligation. Upon execution of the EF License Agreement and as of June 30, 2021, variable consideration consisting of milestone payments has been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones.

The Company has allocated the transaction price entirely to the single License Performance Obligation and recorded the $2,500,000 as deferred revenue that is expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America is not achieved, whether by failure in clinical development or otherwise, when the Company’s performance obligations are contractually complete or the EF License Agreement is terminated.

Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the accompanying condensed balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of June 30, 2021 and December 31, 2020, the Company has long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 14

Commitments and Contingencies:

Commitments

In December 2019, the Company entered into a feasibility development agreement (the “Development Agreement”) with Adare Pharmaceuticals, Inc. (“Adare”), pursuant to which the Company intended to utilize Adare’s proprietary modified release technologies in the development of Mazindol for use in the Company’s product candidates used for the treatment of narcolepsy and ADHD. The formulation to be developed by Adare under this Development Agreement was intended to be owned solely by the Company. Upon completion of certain milestones, as defined in the Development Agreement, the Company would be obligated to pay Adare up to $840,000. In January 2021, the Company and Adare agreed to terminate the Development Agreement, effective as of December 19, 2020. The project was never started and the Company has no liability to Adare.

On March 10, 2021, the Company entered into a License Agreement with Novartis Pharma AG (“Novartis”), whereby the Company obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original new drug application (“NDA”) for Sanorex® (mazindol) submitted to the U.S. Food and Drug Administration (“FDA”) in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the Agreement, the Company has obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, the Company paid Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA, with the amount to be reduced to $375,000 if toxicology studies must be repeated; (ii) $2 million following the earlier of FDA marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon the Company’s product candidate reaching $250 million in cumulative sales.

Litigation

The Company may become involved in miscellaneous litigation and legal actions, including product liability, consumer, commercial, tax and governmental matters, which can arise from time to time in the ordinary course of the Company’s business. Litigation and legal actions are inherently unpredictable, and excessive verdicts can result in such situations. The Company is not currently involved in any such matters.

COVID-19

In December 2019, COVID-19 emerged in Wuhan, China. Since then, it has spread to several other countries and infections have been reported around the world. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in the United States, Canada and internationally, including in Switzerland, have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. While COVID-19 is still spreading globally, and the final implications of the pandemic are difficult to estimate at this stage, it is clear that it has affected the lives of a large portion of the global population. At this time, the pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions and various institutions and companies being closed. We are actively monitoring any developments regarding the pandemic and we are taking any necessary measures to respond to the situation in cooperation with our various stakeholders. The continued spread of COVID-19 in the United States, Canada and globally, including in Switzerland, could have an adverse impact on the Company’s business, operations and financial results, including through disruptions in the Company’s supply chains, as well as a deterioration of general economic conditions including a possible national or global recession. Shelter-in-place orders and social distancing practices designed to limit the spread of COVID-19 may affect the Company’s ability to conduct clinical studies.

The Company has not been adversely affected from the effects of the COVID-19 outbreak, either from any delay in its clinical development activities nor by its ability to source necessary financing to fund its operations. In view of the continuing uncertainty about the further development of COVID-19, an adverse development can be expected in 2021, but its financial impact on the Company cannot yet to be adequately and conclusively assessed.

Note 15

Share Capital and Public Offerings:

As of June 30, 2021, the Company had 12,068,325 registered and issued common shares.

On February 2, 2021, the Company completed the closing of its initial public offering of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one Warrant. The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. The Company received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or Warrants to purchase 722,891 common shares, of which the underwriters exercised the option to purchase warrants to purchase up to 722,891 common shares. These Warrants were issued in the Company’s initial public offering and therefore have the same exercise price of $4.15 per share. The Warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The relative fair value of the Warrants issued of $6,438,791 was allocated from the total net proceeds of the common share issuance on a relative basis to the common shares and Warrants.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Additionally, the Company issued 144,578 Warrants to the underwriters as compensation at 3% of the total units sold on its initial public offering and these Warrants have an exercise price of $5.1875. These Warrants were also evaluated, and the Company determined that equity classification was appropriate. The fair value of these Warrants of $303,847 was deducted from the gross proceeds received in the initial public offering.

The following table summarizes the common share warrant activity for the six months ended June 30, 2021:

Balance at January 1, 2021	-
Issuances	5,686,746
Exercises	(277,000)
Balance at June 30, 2021	5,409,746

Note 16

Related party consulting agreements:

In October 2019, the Company entered into a collaboration agreement with Adya Consulting, a company founded and managed by the Company’s current Chief Operating Officer, Silvia Panigone. Pursuant to the collaboration agreement, the Company agreed to pay Adya Consulting a one-time fee of CHF 2,500 ($2,705) for due diligence activities as well as a success fee of 5% for raising funds. For the six months ended June 30, 2021 and 2020, the Company recorded fees to Adya Consulting of $82,830 included in research and development expenses and $103,553 included in general and administrative expenses, respectively, on the statement of operating and comprehensive loss. Effective May 1, 2021, Ms. Panigone has entered into an employment agreement with the Company.

In January 2017, and as subsequently amended in October 2020, the Company entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, the Company’s current Head of Business Development. Pursuant to the consulting agreement, the Company agreed to pay CHG BioVenture SA a monthly fee of CHF 17,500, as well as an opportunity for a bonus of up to 15% of the annual fee, subject to the Company’s discretion. In addition, the Company has agreed to pay CHG BioVenture SA a 1% fee tied to the net proceeds actually received by the Company in certain transactions, such as, but not limited to, an M&A transaction. The consulting agreement may be terminated by either party for any reason at the end of each calendar quarter with three months’ prior written notice, or immediately if Mr. Girsault breaches the confidentiality provision. The consulting agreement also provides for a 24-month non-competition clause. The consulting agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses. For the six months ended June 30, 2021 and 2020, the Company recorded fees to CHG BioVenture SA of $82,331 and $145,314, respectively, included in general and administrative expenses on the statement of operating and comprehensive loss.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

The Company has entered into a new consulting agreement starting May 1, 2021 for the continuation of Mr. Girsault’s engagement with the Company in his current role. Pursuant to the new agreements, the Company has agreed to pay CHG BioVenture SA a monthly fee CHF 4’375 ($4,733) plus 7.7% VAT for his services. In addition, CHG BioVenture SA is eligible for a 1% success fee payment in the event of closing of a partnering agreement in China.

In March 2021, the Company entered into a consulting agreement with Mr. Subhasis Roy, the Company’s current Interim Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Roy a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Roy that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause. For the six months ended June 30, 2021, the Company recorded fees to Mr. Roy of $52,298, included in general and administrative expenses on the statement of operating and comprehensive loss. The Company has entered into a new consulting agreement starting July, 2021 for the continuation of Mr. Roy’s engagement with the Company in his current role.

In February 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the six months ended June 30, 2021, the Company recorded fees to Mr. Konofal of $87,107, included in research and development expenses on the statement of operating and comprehensive loss. The Company has entered a new consulting agreement starting July 1, 2021 for the continuation of Mr. Konofal’s engagement with the Company in his current role.

In March 2021, the Company entered into a consulting agreement with Mr. Carlos Camozzi, the Company’s current Interim Medical Director, pursuant to which the Company agreed to pay Mr. Camozzi an hourly rate of CHF 230 plus 7.7% VAT for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Camozzi that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the six months ended June 30, 2021, the Company recorded fees to Mr. Camozzi of $53,002, included in research and development expenses on the statement of operating and comprehensive loss.

Note 17

Subsequent Events:

Subsequent to the balance sheet date of these Unaudited Interim Condensed Financial Statements, the Company has entered into a Standby Equity Distribution Agreement (“SEDA”) with a fund managed by Yorkville Advisors Global, LP (“Yorkville”). Under the SEDA, Yorkville has committed to make an upfront investment of $2,500,000 and provide up to $20,000,000 in equity financing over a 36 month period in individual tranches. In exchange for the funds to be provided, Yorkville will receive shares of the Company at a price which will be determined anew each time a SEDA tranche is called.